Exhibit (h)(13)
APPENDIX A

SERIES OF THE TRUST
(updated March 17, 2021)

1.	The Cannabis ETF
2.	Trajan Wealth Income Opportunities ETF
3.	UVA Dividend Value ETF
4.	UVA Unconstrained Medium-Term Fixed Income ETF
5.	VectorShares Min Vol ETF